Exhibit 99.3
                    October 20 2005
Dear Investor,
I am pleased to report that Q2 was yet another quarter of high single digit, broad based growth, continuing the consistent performance witnessed over the last several quarters. The Company reported a revenue of Rs. 1,154.97 crore, a sequential growth of 9.09% as per Indian GAAP consolidated financials. As per US GAAP, revenue for Q2 was US$267.85 mn, a sequential growth of 8.86%. Q2 was a landmark quarter as this was the first time that we achieved an annualized revenue run rate of a billion dollars.
The most noteworthy feature of Q2 performance was the expansion in operating margins by 119 basis points resulting from enhanced efficiencies. Consequently, earning per share grew by 24.21% and earning per ADS as per US GAAP grew by 22.09% sequentially.
The quarter witnessed the highest ever recruitment of 1,977 Associates, positioning us well for anticipated growth in the future. Q2 also saw the addition of 32 customers, including some marquee names from the airline, engineering and the retail industries.
Our Consulting and Enterprise Business Solutions (CEBS) Practice continues to lead the growth with a 13.12% increase sequentially. Our strength in this practice was a key factor in us winning a prestigious deal from a Europe-based UN agency to execute the organization’s critical Global Management System (GMS). The engagement entrusts Satyam with end-to-end responsibility for rolling out ERP solutions across 140 countries. This win is also a result of our renewed focus on the high potential European region, which has grown 14.37% sequentially.
We have been making steady progress in integrating the recently acquired Citisoft and Knowledge Dynamics with Satyam. While Citisoft was integrated into the Satyam fold in Q1, we are happy to report that post-acquisition formalities with respect to Knowledge Dynamics are now complete. We expect to see increased traction from both these companies in the second half of the year. Many of our customers have expressed keen interest in our integrated solution offering resulting in a significant increase in the pipeline of opportunities that we are pursuing.
We continue to experience increased momentum in the market and believe that the demand for business solutions using the global delivery model is robust. On the back of this positive business environment, we are revising our revenue guidance upwards for fiscal 2006. We now expect revenue as per consolidated Indian GAAP financials to be between Rs. 4,700 crore and Rs. 4,718 crore, implying an annual growth rate of 33.5% to 34.0%. EPS for fiscal 2006 is expected to be between Rs. 29.12 and Rs. 29.23, implying a growth rate of 30.0% to 30.5%.
Nipuna, our 100% subsidiary, became the world’s first company in the BPO space to achieve eSCM-SP (eSourcing Capability Model for Service Providers) Capability Level 4 Certification. This is the highest possible rating that any organization can achieve in the first attempt.
I am happy to announce that the Board has approved an interim dividend of 100% for fiscal 2006.

B. Ramalinga Raju
Q2 Table of Contents

Financial Highlights — Indian GAAP Consolidated	2
Indian GAAP Consolidated Balance Sheet	3
Financial Highlights — Indian GAAP Standalone	4
Indian GAAP Standalone Balance Sheet	5
Financial Highlights — US GAAP	6
Subsidiaries, Joint Ventures and Associate Company	7
Business Outlook	7
Business Highlights	8
Nipuna Services Limited	8
Satyam becomes first JBoss Certified System Integrator in India	9
CMMI Journey — Satyam’s 11 Business Units Assessed at CMMI Level 5	9
Satyam wins outstanding System Integrator Award from Oracle	9
Operational Parameters for Q2, fiscal 2006	10
•	Margin increase by 119 basis points

•	Sequential EPS growth of 24%

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Consolidated Profit and Loss Account Summary for the quarter ended
In Rs. Crore, except per share data

			Growth over		Growth over
			Sep. 2004		June 2005
	September		Quarter	June	Quarter
	2005	2004	(%)	2005	(%)

Income
Services
- Exports	1,114.54	832.36	33.90	1,016.82	9.61
- Domestic	40.43	29.73	36.00	41.88	(3.47)
Total Services Income	1,154.97	862.09	33.97	1,058.71	9.09

Expenditure
Personnel Expenses	677.85	495.47	36.81	639.07	6.07
Cost of Software and Hardware sold	0.26	0.22	18.62	0.20	28.37
Operating and Administration Expenses	200.47	153.59	30.52	178.72	12.17
	878.58	649.28	35.32	817.99	7.41

Operating Profit (EBITDA)	276.39	212.81	29.88	240.71	14.82
EBITDA Margin	23.93%	24.69%	—	22.74%	—

Financial Expenses	0.77	0.19	300.78	0.47	63.70
Depreciation	34.70	28.01	23.88	31.31	10.84
Miscellaneous Expenditure Written Off	0.03	0.05	(35.76)	0.05	(32.24)

Operating Profit After Interest, Depreciation and Miscellaneous Expenses	240.89	184.56	30.52	208.89	15.32
Other Income	31.55	23.97	31.58	23.42	34.73
Profit Before Tax	272.44	208.53	30.65	232.31	17.28
Provision for Taxation	33.29	30.35	9.67	39.20	(15.08)
Profit After Taxation and before share of loss in Associate Company and Minority Interest	239.15	178.18	34.22	193.11	23.85
Share of loss in Associate Company	(1.92)	(1.32)		(3.07)
Minority interest	0.11	—			(0.16)
Profit After Taxation and share of loss in Associate Company and Minority interest	237.34	176.86	34.19	190.20	24.78

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	7.39	5.58	32.44	5.95	24.20
Diluted	7.18	5.50	30.55	5.81	23.58
Q2: Performance Against Guidance

Parameters	Guidance	Actuals

Income from Software Services	Rs. 1,111 - Rs. 1,116 crore	Rs. 1,154.97 crore
EPS (Basic)	Rs. 6.40 - Rs. 6.44	Rs. 7.39
“Margins for the quarter expanded by 119 basis points compared to previous quarter due to increasing offshore and higher utilization levels in our IT services business. The strong performance on margin led to a 24% sequential growth in the EPS. We expect margins to improve going forward.
Our superlative performance in the quarter has enabled us to revise upwards the EPS growth guidance for the year to 30.5% from 22% given at the beginning of the year.”
V. Srinivas, CFO

Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	September 30		March 31
	2005	2004	2005

Sources of Funds
Shareholders’ Funds
(a) Share Capital	155.40	154.53	154.86
(b) Share application money pending allotment	1.07	0.47	0.45
(b) Reserves and Surplus	3,563.56	2,842.53	3,142.81

	3,720.03	2,997.53	3,298.12
Minority Interest	4.44

Loan Funds
(a) Secured Loans	49.89	10.67	18.92

	3,774.36	3,008.20	3,317.04

Application of Funds
Fixed Assets
(a) Gross Block	1,182.51	935.90	1,014.22
(b) Less: Depreciation	771.78	653.64	705.65

(c) Net Block	410.73	282.25	308.57
(d) Capital Work in Progress	74.16	54.83	69.29

	484.89	337.09	377.86

Investments	71.33	91.90	76.31

Deferred Tax Assets (Net)	10.18	9.39	10.71

Current Assets, Loans and Advances

(a) Inventories	0.18	0.16	0.19
(b) Sundry Debtors	925.19	756.37	780.47
(c) Cash and Bank Balances	2,594.83	2,024.89	2,370.13
(d) Loans and Advances	156.33	86.07	114.75
(e) Other Current Assets	67.59	129.08	24.47

	3,744.12	2,996.57	3,290.01

Less: Current Liabilities and Provisions
(a) Current Liabilities	377.24	263.23	248.29
(b) Provisions	158.92	163.52	189.56

	536.16	426.75	437.84

Net Current Assets	3,207.96	2,569.82	2,852.16

	3,774.36	3,008.20	3,317.04

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Profit and Loss Account Summary for the quarter ended
In Rs. crore except per share data

			Growth over		Growth over
			Sep. 2004		June 2005
	September		Quarter	June	Quarter
	2005	2004	(%)	2005	(%)

Income
Services
- Exports	1,076.17	824.55	30.52	1,001.73	7.43
- Domestic	41.10	23.55	74.45	32.70	25.69
Total Services Income	1,117.27	848.10	31.74	1,034.43	8.01

Expenditure
Personnel Expenses	651.38	486.80	33.81	623.73	4.43
Operating and Administration Expenses	182.00	140.50	29.54	161.23	12.88
	833.38	627.30	32.85	784.96	6.17

Operating Profit (EBITDA)	283.89	220.80	28.57	249.47	13.80
EBITDA Margin	25.41%	26.03%		24.12%

Financial Expenses	0.20	0.16	25.00	0.19	5.26
Depreciation	30.93	25.84	19.70	28.15	9.88

Operating Profit After Interest and Depreciation	252.76	194.80	29.75	221.13	14.30
Other Income	31.12	23.93	30.05	23.38	33.11
Profit Before Tax	283.88	218.73	29.79	244.51	16.10
Provision for Taxation	33.15	29.95	10.75	38.47	(13.80)
Profit After Taxation (PAT)	250.73	188.78	32.80	206.04	21.69

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	7.80	5.95	31.09	6.44	21.12
Diluted	7.58	5.87	29.13	6.30	20.32
Reconciliation between net profit as per Indian GAAP Standalone and Indian GAAP Consolidated for the:

			In Rs. crore
			Quarter ended
	Quarter ended September 30		June 2005
	2005	2004

Profit as per the Indian GAAP Standalone Financial Statements	250.73	188.78	206.04

Add/(Deduct):
1 Profit / (Loss) of Subsidiaries	(11.08)	(7.32)	(12.30)
2 Profit / (Loss) of Associated companies	(1.92)	(1.32)	(3.07)
3 Others, net	(0.39)	(3.28)	(0.48)

Profit as per Indian GAAP Consolidated Financial Statements	237.34	176.86	190.20

Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at
In Rs. crore

	September 30		March 31
	2005	2004	2005

Sources of Funds
Shareholders’ Funds
(a) Share Capital	64.39	63.52	63.85
(b) Share application money pending allotment	1.07	0.47	0.45
(b) Reserves and Surplus	3,603.89	2,836.38	3,153.17

	3,669.35	2,900.37	3,217.47

Loan Funds
(a) Secured Loans	11.88	9.41	9.87
	3,681.23	2,909.78	3,227.34

Application of Funds
Fixed Assets
(a) Gross Block	1,046.28	870.02	937.70
(b) Less: Depreciation	743.23	639.43	685.41

(c) Net Block	303.05	230.59	252.29
(d) Capital Work in Progress	71.59	46.00	64.68

	374.64	276.59	316.97

Investments	144.91	74.75	78.48

Deferred Tax Asset (Net)	10.17	9.39	10.71

Current Assets, Loans and Advances
(a) Sundry Debtors	897.34	750.82	765.17
(b) Cash and Bank Balances	2,572.74	2,013.05	2,363.31
(c) Loans and Advances	164.92	93.54	119.89
(d) Other Current Assets	67.57	129.05	24.46

	3,702.57	2,986.47	3,272.83

Less: Current Liabilities and Provisions
(a) Current Liabilities	390.71	274.38	262.87
(b) Provisions	160.34	163.04	188.77

	551.05	437.42	451.64

Net Current Assets	3,151.52	2,549.05	2,821.19

	3,681.23	2,909.78	3,227.35

Satyam Computer Services Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statements of Operations Summary for the quarter ended
In US$ thousands, except per share data and as stated otherwise

			Growth over		Growth over
			Sep. 2004		June 2005
	September		Quarter	June	Quarter
	2005	2004	(%)	2005	%

Revenues	$267,848	$188,922	41.78	$246,043	8.86
Gross Profit	97,148	71,702	35.49	86,909	11.78
Operating income	51,720	38,830	33.20	46,088	12.22
Income/(loss) before income taxes, minority interest and equity in earnings/(losses) of Associated Companies	58,514	43,653	34.04	51,165	14.36
Income Taxes	(6,733)	(6,267)	7.44	(8,418)	(20.02)
Income before equity in earnings/(losses) of Associated Companies	51,805	37,386	38.57	42,783	(1.09)
Equity in earnings/(losses) of Associated Companies, net of taxes	(208)	(113)	84.07	(496)	(58.06)
Net Income	$51,597	$37,273	38.43	$42,287	22.02

Earnings Per Share:
Basic	$0.16	$0.12	33.33	$0.13	22.09
Diluted	$0.16	$0.11	45.45	$0.13	22.09
Q2: Performance Against Guidance

Parameters	Guidance	Actuals

Income from Software Services	US$ 257.6 - 258.9 million	US$ 267.85 million
EPADS (Basic)	US$ 0.29	US$ 0.32
Reconciliation between net profit as per Indian GAAP Consolidated and US GAAP for the:

			In US$ thousands
	Quarter ended September 30		Quarter ended
	2005	2004	June 2005

Profit as per the Indian GAAP Consolidated Financial Statements	$54,421	$38,329	$43,698

Add/(Deduct):
1 Profit/(Loss) of Subsidiaries and Associated Companies	(45)	—	(20)
2 Deferred Stock Compensation Charge	(236)	(430)	(117)
3 Others, net	(2,543)	(626)	(1,274)

Net Income as per USGAAP Financial Statements	$51,597	$37,273	$42,287

Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associate Company
Subsidiaries
Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs.18.20 crore (US$4.15 million) and a net loss of Rs.10.63 crore (US$2.42 million) for the quarter ended September 30, 2005.
Satyam Technologies Inc. (STI), a 100% subsidiary of Satyam, recorded net revenue of US$0.39 million and a net loss of US$0.01 million for the quarter ended September 30, 2005.
Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of RMB 9.43 million (US$1.18 million) and a net loss of RMB 1.77 million (US$0.20 million) for the quarter ended September 30, 2005.
Citisoft Plc., a Satyam subsidiary, recorded net revenue of US$3.74 million and a net loss of US$0.1 million for the quarter ended September 30, 2005.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a Joint Venture between Satyam and Computer Associates, recorded revenue of Rs. 0.94 crore (US$0.21 million ) and a net loss of Rs. 0.24 crore (US$0.06 million ) for the quarter ended September 30, 2005.
Satyam Venture Engineering Services., a Joint Venture between Satyam and Venture Corporation, US earned a revenue of Rs. 15.50 crore (US$3.53 million ) and a net profit of Rs. 2.00 crore (US$0.45 million) for the quarter ended September 30, 2005.
Business Outlook*
* Outlook is based on exchange rate of Rs.44.02/US$
INDIAN GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associated companies)
The Company’s outlook under Indian GAAP Consolidated for the quarter ending December 31, 2005 is as follows:
Income from services is expected to be between Rs. 1,216 crore and Rs. 1,221 crore, implying a growth rate of 5.3% to 5.7% over Q2 2006 income of Rs. 1,154.97 crore. Basic EPS for the quarter is expected to be between Rs. 7.72 and Rs. 7.76 against Rs. 7.39 for Q2 2006.
The Company’s outlook under Indian GAAP Consolidated for the fiscal year ending March 31, 2006 is as follows:
For fiscal 2006, income from services is expected to be between Rs. 4,700 crore and Rs. 4,718 crore, implying a growth rate of 33.5% to 34.0% over fiscal 2005 income of Rs. 3,521 crore. Basic EPS for the fiscal is expected to be between Rs. 29.12 and Rs. 29.23, implying a growth rate of 30.0% to 30.5% over fiscal 2005 EPS of Rs. 22.40.
US GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associated companies)
The Company’s outlook for the quarter ending December 31, 2005 is as follows:
Consolidated revenue is expected to be between US$279 million to US$280 million and basic earning per ADS is expected to be US$0.34.
The Company’s outlook for the fiscal year ending March 31, 2006 is as follows:
For fiscal 2006, consolidated revenue is expected to be between US$1,084 million and US$1,088 million, implying a growth rate of 36.6% to 37.1% over fiscal 2005. Basic earnings per ADS for the fiscal is expected to be US$1.29 implying a growth rate of 32.8% over fiscal 2005.

Satyam Computer Services Limited

Business Highlights
Satyam added 32 new customers in Q2, including 1 Fortune Global and US 500 company.
Some of the prominent customers added in Q2 include a US 500 apparel manufacturer, a European communications major, a specialized United Nations agency, a large aircraft manufacturer, a world renowned credit rating institution and a market leader in the supply chain management industry.
A large UN agency has chosen Satyam to execute the organization’s critical Global Management System (GMS), which aims at improving the efficiency and effectiveness of the organization’s field programs; facilitate the decentralization of the decision — making and approval process; and improve the harmonization and streaming of business process across the organization. The contract covers end-to-end responsibility for rolling out Oracle ERP solutions across 140 countries and six regional offices.
Satyam’s growing presence in the Engineering Services area has enabled it to partner with a leading aircraft manufacturer to set up a dedicated Offshore Development Center (ODC) to redesign the harness for a new generation aircraft that is under production. The ODC has helped the customer to significantly reduce delay in delivery of aircraft to the airliners.
A global US independent insurance firm, providing dedicated brokerage and risk management services, has selected Satyam to set up their network infrastructure as well as the distributed infrastructure, required at different office locations.
Satyam is advising and executing the IT strategy for one of North America’s premier financial institution and an international bank with assets of more than US$280 billion with a presence in around 50 countries around the world. Satyam is required to provide a comprehensive assessment of the bank’s current technology environment and suggest a strategy that will allow the customer to improve efficiency, communication between departments, management and business units, both domestically and internationally, and reduce costs.
A team of consultants from Citisoft — A Satyam company, have been engaged by a global asset management firm to help them determine and define the roadmap they need to follow to take them from their current state to their target IT architecture over the next two to three years.
Nipuna Services Limited
(BPO subsidiary)
Nipuna Services Limited, has become the world’s first BPO services company to achieve eSCM-SP Capability Level 4 Certification (eSourcing Capability Model for Service Providers) across all processes in three services (Transaction Processing, Customer Contact, and Engineering Services) at their Hyderabad and Bangalore locations.
eSCM-SP has been developed by the globally reputed IT Services Qualification Center (ITSqc) at Carnegie Mellon University, with Satyam being one of the pioneering partners in this initiative. eSCM-SP Capability Level 4 is the highest certification any organization can achieve at the first attempt.
During the quarter, Nipuna added two US-based customers in the manufacturing vertical. The Company is handling 54 processes in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts, customer contact and data management areas.
Nipuna delivers services to customers from two facilities, one in Hyderabad and one in Bangalore. Nipuna has infrastructure to accommodate approximately 2,200 employees. As of end September, Nipuna had 1,673 employees, an addition of 61 in Q2, 2005.
During the quarter, the company recorded a sequential revenue growth of 25%. The revenue guidance for fiscal 2006 remains at US$18 million.

Satyam Computer Services Limited

Satyam becomes first JBoss Certified System Integrator in India
Satyam entered into a preferred partnership with JBoss Inc., the Professional Open Source Company, through which Satyam becomes JBoss’ first certified Indian System Integrator (SI). As a certified SI, Satyam will offer Application Development and Subscription Support Services to enterprises building and deploying solutions on the JBoss Enterprise Middleware System (JEMS™). JEMS™ is an open source application platform that includes JBoss Application Server, Hibernate, JBoss Portal and JBoss jBPM workflow engine.
The partnership will enable Satyam to accelerate development / certification of J2EE applications in the open source world. With this relationship, Satyam will be fully equipped to provide latest technologies and architectures based on JBoss products, and contribute in increasing the business value for customers.
CMMI Journey — Satyam’s 11 Business Units Assessed at CMMI Level 5
Satyam is using the Capability Maturity Model Integrated (CMMI) Model developed by the Software Engineering Institute (SEI), Carnegie Mellon University, USA for improving the software processes in the organization.
Eleven of Satyam’s Business Units have been assessed at CMMI Level 5 maturity, by an India-based lead assessment firm. The assessment, which is conducted on a sample of projects selected from within a unit, is based on the project’s process capability and maturity evaluation.
In its journey for excellence, Satyam is planning to cover the entire organization in a phased manner, under CMMI in the coming months.
The CMMI framework is the latest release from SEI and integrates the four bodies of knowledge, namely Systems Engineering, Software Engineering, Integrated Product and Process Development, and Supplier Sourcing.
Satyam wins outstanding System Integrator Award from Oracle
Satyam has won the ‘Outstanding System Integrator’ award from Oracle Corporation during the Executive Partner Forum 2005. This award recognizes Satyam’s strong solution offerings ranging from consulting, implementation and maintenance, in the entire Oracle stack of technology, database and applications, and consistent track record of winning prestigious deals competing with global system integrators.

Satyam Computer Services Limited

Operational parameters for Q2, Fiscal 2006
 (Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Revenue Growth (%)

Particulars	Q2 2006	Q1 2006	Q2 2005	FY 2005

Increase/(Decrease) in revenue in US$ terms	7.27	8.90	7.98	39.71
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	7.11	8.70	7.91	39.62
- Billing rate	0.16	0.20	0.07	0.09
- US$ exchange rate	0.73	(0.40)	1.95	(3.41)
Increase/(Decrease) in revenue in Rupee terms	8.01	8.50	9.93	36.30
Break up of export revenue between offshore and onsite (%)

Location	Q2 2006	Q1 2006	Q2 2005	FY 2005

Offshore	44.22	43.15	41.77	42.46
Onsite	55.78	56.85	58.23	57.54
Total	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q2 2006	Q1 2006	Q2 2005	FY 2005

North America	66.80	67.77	71.20	68.80
Japan	1.20	1.47	1.46	1.76
Europe	18.34	17.20	16.00	16.56
Rest of World	13.66	13.56	11.34	12.88
Total	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q2 2006	Q1 2006	Q2 2005	FY 2005

Software Development and Maintenance	50.13	51.30	53.83	54.20
Consulting and Enterprise Business Solutions	39.41	37.37	35.43	34.86
Extended Engineering Solutions	6.57	7.17	6.46	6.81
Infrastructure Management Services	3.89	4.16	4.28	4.13
Total	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q2 2006	Q1 2006	Q2 2005	FY 2005

Banking & Finance	20.06	18.25	19.27	18.04
Insurance	8.68	8.74	12.65	11.52
Manufacturing	29.17	28.76	27.89	28.85
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	19.17	19.36	18.14	17.56
Healthcare	5.59	6.01	6.49	6.10
Retail	2.94	2.88	2.71	2.80
Transportation	2.45	3.48	2.36	2.69
Others	11.94	12.51	10.49	12.44
Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q2, fiscal 2006 (contd.)
Revenue by contract type (%)

Contract	Q2 2006	Q1 2006	Q2 2005	FY 2005

Time & Material	65.08	61.84	66.88	65.60
Fixed Bid	34.92	38.16	33.12	34.40
Total	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2005

Onsite	0.13	0.38	0.05
Offshore	0.16	0.53	0.00
Domestic	0.45	5.63	1.91
B. Associate Data
Location-wise break up of Associates

Particulars	Q2 2006	Q1 2006	Q2 2005

Onsite	5,276	4,933	4,232
Offshore	14,673	13,294	10,960
Domestic	941	796	660
Total Technical	20,890	19,023	15,852
Support	1,592	1,482	1,020
Total	22,482	20,505	16,872
(Total number of Associates, including Subsidiaries and Joint Ventures is 24,798)
Attrition

Particulars	Q2 2006	Q1 2006	Q2 2005

Attrition (TTM)	16.21	16.68	18.00
Utilization/Loading rates (in %)

Particulars	Q2 2006	Q1 2006	Q2 2005

Onsite	96.98	97.14	95.61
Offshore	79.43	76.80	74.01
Domestic	94.77	98.35	79.00
Offshore with trainees	74.70	74.21	67.55
C. Customer Information
Revenue contribution (in %)

Revenues from	Q2 2006	Q1 2006	Q2 2005

Top Customer	8.95	9.87	12.70
Top 5 Customers	25.66	27.21	32.36
Top 10 Customers	38.66	39.42	45.34

Satyam Computer Services Limited

Operational parameters for Q2, fiscal 2006 (contd.)
Number of customers with annualized billing exceeding:

	Q2 2006	Q1 2006	Q2 2005

US$1 million	137	134	97
US$5 million	43	38	29
US$10 million	22	21	16
Revenue from existing business and new business (%)

	Q2 2006	Q1 2006	Q2 2005

Existing business	92.39	91.93	93.70
New business	7.61	8.07	6.30
Total	100.00	100.00	100.00
Other Information

Particulars	Q2 2006	Q1 2006	Q2 2005

New customers added	32	31	27
Number of active customers	429	410	357
Receivable days	72	76	80
The total number of customers, including those of Citisoft, Knowledge Dynamics and Nipuna is 468.

Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 22,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 429* global companies, of which 149* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents.
*As on September 30, 2005
For more information, visit us at: www.satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21 E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal year ended June 30, 2005 furnished to the United States Securities Exchange Commission on August 11, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-55854343 Fax: +91-40-27840058
Email: murti_t@satyam.com Website: www.satyam.com

Satyam Computer Services Limited